AMERICAN POWER GROUP, INC.
7 Kimball Lane, Building A
Lynnfield, MA 01940

May 14, 2014

Via EDGAR

Pamela Long, Esq.
Leland Benton, Esq.
Erin Jaskot, Esq.
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:     American Power Group, Inc.
Post-Effective Amendment No. 2 to Form S-1
Filed April 22, 2014
File No. 333-181773

Dear Ms. Long, Mr. Benton and Ms. Jaskot:

This letter is in response to the comments made by the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) in its correspondence dated May 5, 2014 (the “Comment Letter”) to American Power Group, Inc. (the “Company”) with respect to the post-effective amendment to the registration statement referenced above.

Set forth below are the Company’s responses to the comments in the Comment Letter. For your convenience, we have repeated your comments in bold.

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General

1.
It appears that although the prospectus included in the post-effective amendment has been in use for more than nine months since the effective date of the previous post-effective amendment and the last set of audited financial statements contained therein were more than 16 months old, you had not previously updated the audited financial statements as required under Section 10(a)(3) of the Securities Act. Section 5(b) of the Securities Act requires that a prospectus meeting the requirements of Section 10(a) accompany or precede the confirmation of the sale of a security. Please advise whether any offers or sales were made using the prospectus during the period in which the audited financial statements were not current. If so, please provide us with a legal analysis addressing your compliance with Sections 5 and 10(a)(3) of the Securities Act.

Response

We have contacted the selling stockholders named in the prospectus and have confirmed that no offers or sales of the Company’s securities were made using the prospectus during the period in which the audited financial statements were not current. All sales of the Company’s securities by selling stockholders during such period were made in reliance on the exemption provided by Section 4(1) of the Securities Act and the safe harbor provided by Rule 144. On May 6, 2014, we instructed the selling stockholders that they were unable to use the prospectus until the post-effective amendment updating the audited financial statements is declared effective by the Commission.

2.	We note that the consent of your auditors filed as Exhibit 23.1 is dated April 22, 2013, when it appears that it should be dated April 22, 2014. Please provide an updated consent from your auditors.

Response

We have filed an updated auditor’s consent as Exhibit 23.1 to the post-effective amendment.

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As part of this response letter, the Company acknowledges the following:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this response or any further comments, please contact the undersigned at (781) 224-2411.

Very truly yours,

/s/ Charles E. Coppa

Charles E. Coppa
Chief Financial Officer